 December 2014   Creating a Medical Device Company Positioned for Growth   Filed by Uroplasty, Inc. pursuant to Rule 425 Under the Securities Act of 1933 Deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Uroplasty, Inc. Commission File No. 001-32632

 Forward-Looking Statements  This presentation includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this presentation include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this presentation, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements. Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

 Important Additional Information About This Transaction and Where to Find ItIn connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences. Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty’s and Vision-Sciences’ respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.  Important Additional Information

 The Merger   - COGENTIX MEDICAL -- (NASDAQ: CGNT) - - Headquarters in Minnetonka, MN -- Merger expected to accelerate growth of combined companies -- Expands innovative product offerings in Urology - - Creates platform for growth in addressable $1.3 Billion flexible endoscopy market -The first step in the creation of an innovative medical device company positioned for growth with greater scale, a stronger financial profile and potential for 15% sustainable revenue growth beginning year two  Uroplasty and Vision-Sciences Agree to Merge,Creating Medical Device Company Positioned for Growth

 Terms of the Merger   All-stock transaction Uroplasty shareholders to own 62.5% and Vision-Sciences shareholders to own 37.5% upon completion of the merger (on diluted basis, excluding shares issuable upon conversion of notes and warrants held by Vision-Sciences’ Board Chairman, which were amended in connection with the merger agreement)3.6331 exchange ratioTransaction subject to customary closing conditions, including both companies’ shareholder approvalsExpected to close in the first half of calendar 2015Uroplasty management team to lead combined operationsBoard of Directors will be comprised of the 5 existing Uroplasty board members and 3 representatives from the existing Vision-Sciences board

Strategic Rationale for the Merger

- Accelerate revenue growth of combined company to a level higher than either company could achieve on its own

- Leverage the strength of our combined assets
  - Innovative technologies in EndoSheath® and Urgent PC®
  - Uroplasty distribution platform – 44 U.S. reps and 8 Intl. reps plus distributors
  - Uroplasty leadership team

- Increase ability to pursue opportunistic growth
  - Seek underperforming yet innovative assets with growth potential
  - Speed to market and growth better achieved under Cogentix Medical umbrella

- Achieve greater valuation for our shareholders
  - Accelerated revenue growth
  - Improved path to profitability
  - Greater scale with stronger financial profile

Uroplasty
6
VISION sciences

 Urology Market Dynamics   Costs of practice are rising while reimbursement is relatively stablePatient population with urologic disorders is predominantly beyond middle age (> 55 years); growth in the senior population, along with the large volume of chronic conditions, is increasing patient demand Lack of effective therapies for many conditions; market seeking innovative new diagnostic and therapeutic solutions to address unmet treatment needsForecasted shortage of urologists (450 annual retirees “replaced” by 280 annual graduates) in combination with increasing demand highlights need for improved efficiency  By 2020, some project urology as the most “in-demand” specialty

 Uroplasty, Inc. (UPI)  Committed to Offering Transformative Treatment Options to Voiding Dysfunction Patients  Uroplasty: Changing Care to Change Lives  Urgent PC®  The Only Commercially Available Non-Drug, Non-Surgical Treatment for Overactive Bladder (OAB)Simple and effectiveClinical validationAttractive economicsLarge unmet market      Injectable Bulking Agent to Treat Female SUIBest-in-Class ProductPMA approved  Macroplastique®

   AUA/SUFU Overactive Bladder Treatment Guideline

 3rd Line Treatment Addressable U.S. Market  Urgent PC® Adoption DriversRapidly Aging PopulationDemand for Minimally Invasive OptionsLower Risk of Adverse Events & Shorter Recovery TimesIncreasing Awareness of OABImproved Healthcare Economics

 Uroplasty Financial Highlights   Total Revenue   Product Revenue Mix   Geographic Revenue Mix   Gross Margin  Note: 3/31 Fiscal Year End

  Company Summary  Proprietary Technology Platform  Vision-Sciences at a Glance   Total Revenue  Founded in 1987NASDAQ: VSCIHQ in Orangeburg, NYFY14 revenue: $17.1M98 team members at 9/30/14  Note: 3/31 Fiscal Year End

 The Growing Need Met by EndoSheath®  Cross-ContaminationA Significant Healthcare Issue“…at minimum, endoscope reprocessing problems… can lead to life-threatening infections.”  Listed in the “Top 10” each of the last 5 years

 The EndoSheath® Solution   Innovative technology ensures an “always ready, always sterile” endoscope

 Vision-Sciences Comparative Reprocessing

 This Combination Will…  Leverage the current capacity in Uroplasty’s 44 person U.S. sales team and 8 person International sales team; capitalize on existing relationships in urologyCreate a platform for growth in other specialties that currently perform endoscopic procedures in physician offices and hospitals; total addressable market of $1.3 billionMake our sales team more meaningful and valuable to their customers with a growing portfolio of innovative technologies that address emerging market needs  Convert efficacy leadership into market leadership

 Cogentix Medical: Financial Highlights   Total Revenue   Product Revenue Mix    Forecasting revenue of approximately $50 million for fiscal year beginning April 1, 2015

Cogentix Medical: Financial Profile

- $41.7 million in fiscal year 2014
  - $24.6 million for Uroplasty
  - $17.1 million for Vision-Sciences

- Accelerating future revenue growth
  - TTM revenue growth of 10.9%
  - 11% to 14% revenue growth anticipated for fiscal year beginning April 1, 2015
  - 15% sustainable revenue growth anticipated beginning in second fiscal year

- Synergies
  - Expanded product portfolio expected to increase direct sales force productivity
  - Cost synergies, such as public company and other G&A costs, of approximately $1 million
  - Completion of integration planning necessary before we provide further guidance on total synergies

Uroplasty
18
VISION sciences

Cogentix Medical: Growth Strategy

Leverage Our Assets

Depth & Breadth of Leadership Team

Distribution Platform

44 U.S. Sales Reps – Uroplasty
12 U.S. Sales Reps - Vision Sciences
8 International Sales Reps
Distributor Relationships

Functional Expertise

Sales
Marketing
Regulatory
Quality
Reimbursement

Organic Growth + Expanded Product Portfolio

Licensing & acquisition opportunities exist to add underperforming yet innovative assets

COGENTIX MEDICAL to exploit…

Poor execution
Due to weak leadership and sales teams

Inability to fund sales teams and R&D

Orphaned technologies
Often within larger organizations

Balance sheet inefficiencies
The wrong capital structure

New technologies ready for commercialization
Our sales organization can get to market more quickly

Uroplasty
19
VISION sciences

Cogentix Medical: Growth Strategies

Organic Growth

+

Expanded Product Portfolio

⬇

Goals

Acquire innovative assets at attractive valuations

Accelerate revenue growth to 15% for products in portfolio

Reward shareholders through improved valuation

⬇

Metrics

Anticipated near-term revenue of ~ $50 million

Aspire to $100 million of revenue within three years

Uroplasty 20 Vision Sciences

Summary

- Benefits to Shareholders
  - Creates Medical Device company positioned for growth
    - Greater scale and stronger financial profile
    - Accelerated revenue growth anticipated by leveraging existing capacity of Uroplasty sales team
  - Expands product offerings in Urology
  - Extends platform for growth in addressable $1.3 Billion flexible endoscopy market

- Next Steps
  - File joint proxy statement/prospectus (Form S-4) with SEC
  - Shareholder vote
  - Completion of integration planning
  - Expected to close in the first half of 2015

Uroplasty 21 VISION sciences